Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

Exemption No. 82-5030

(Summary Translation)

December 2, 2002

To: Japan Securities Dealers Association

Mr. Eiichiro Okum[illegible] Chairman

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and President

Person to Contact: Masanori Shimada, Chief manager Tel: 03-6415-6070

Notification relating to the New Issue of the Common Stocks of the Company

We have resolved as follows the new issue of the Common Stocks of the Company to the third party pursuant to the resolution by the Board of Directors of 28th October, 2002:

1. Details about the new issue of the Common Stocks

(1) Number of the new shares to be issued:	The Common Stocks	9,200,000 shares
(2) Issue Price:	For 1 share	66 Yen
(3) Total amount of Issue Price:		607,200,000 Yen
(4) Amount of Capital Increase:	For 1 share	33Yen
(5) Total amount of Capital Increase:		303,600,000 Yen
(6) Date of Application:		December 18, Wednesday, 2002
(7) Date of Payment:		December 19, Thursday, 2002
(8) Date of Dividend Right:		From October 1, Tuesday, 2002

(9) Name of the third party and number of shares for underwriting:

N.D.F. Holdings Inc.	6,200,000 shares
Lucrative Aseets Limited.	3,000,000 shares

(10) These conditions mentioned above are effective from the date of December 18, 2002., which date is the official reception date of this time new issue of the Common Stocks of the Company to N.D.F. Holdings Inc. and Lucrative Aseets Limited.

dlw 2/3

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430
Exemption No. 82-5030

(Additional Information)

1. Current and expected change of number of shares issued and capital amount

Current number of shares	84,678,729 shares
Current capital amount	10,528,312,851 Yen
Number of shares expected to increase	9,200,000 shares
Capital amount expected to increase	303,600,000 Yen
Total number of shares expected	93,878,729 shares
Total capital amount expected	10,831,912,851 Yen

2. Reasons, Purposes and Use of Proceeds

(1) The reason of the equity finance by the new issue of the Common Stocks of the Company.
The Company had tried to expand and innovate group business through Entertainment and Contents, Mobile Phones and Internet, Electronics by the global business consisting from affiliate companies. But at this time being, taking Global & Domestic weakened economial conditions and uncertainties, the Company has decided to change the business attitude more to secure the corporate financial stability and profitability than to expand the consolidated global business expansion. To attain this reengineering, the Company regards this time equity finance as the most effective method for the changing corporate structure from the consolidated structure into the own-company structure as well as selling off the real estate properties aiming to reduce the bank borrowings down to zero level to attain the renewed stable profitability of the Company.

(2) Use of Proceeds
In the event that the total amount of the payment is JPY 607,200,000, then the total proceeds of JPY 597,000,000 shall be used for the general corporate purposes mostly for the improvement of the Company's financial conditions.

(3) Profit Distribution to Shareholders
The forecasts of this fiscal year's business results and dividend are the same as before.
(Non consolidated basis)

Category / Fiscal Year	Sales	Recurring Profit	Net Profit	EPS	Dividend per share
March 2003 Forecast of parent basis	million yen 13，000	million yen 300	million yen 400	Yen 4．3	Yen 0
March 2002 Results of parent basis	million yen 13，578	million yen 586	million yen 280	Yen 4．1	Yen 0

(Consolidated basis)

Category / Fiscal Year	Sales	Recurring Profit	Net Profit	EPS	Dividend per share
March 2002 Forecast of parent basis	million yen 14，400	million yen 400	million yen 100	Yen 1．1	Yen —
March 2000 Results of parent basis	million yen 21,817	million yen 514	million yen 356	Yen 5．2．	Yen —

3. Business promotion targets and procedures

(1) The Company had expanded global and entertainment contents multiple use business in conjunction with subsidiaries and external companies, for example, overseas Music & Visual contents business and domestic character merchandising business, with Marubeni Corporation under Marubeni's capital participant to the Company, or information technology business with Phai Corporation under the Company's capital participant to Phai Corporation. But at this time being, the Company restructures on overseas Music & Visual contents business, reengineers the former subsidiaries structure of the Company, to attain the new business structure which can secure the business profitability and financial stability even in the current weakened and uncertain economical conditions to promote the corporate value steadily.

(2) The Company sifts Korean business promotion from subsidiary basis to leading shareholder basis through the combination of the Korean grand daughter company, STARMAX Co., Ltd., with another Korean public company, GAONIX Co., Ltd. dated July 22nd. this year.
And considering to secure the corporate profitability and corporate value growth for the future, the Company has decided to issue new shares to N.D.F. Holdings Inc. and Lucrative Assets Ltd. to improve the financial stability.

(3) The Company tries to attain the new business structure which can promote the business profitability and the corporate value on parent and group basis to achieve the dividend payment for share holders even in the weakened and uncertain economical conditions through keeping the corporate reliability, investing more effectively, and promoting more stable growth of the corporate value for the near future.

4. Profit Distribution Information to Shareholders

(1) Our Principal Policy on Profit Distribution to Shareholders:
Our principal dividend policy is to be active in returning our profits to shareholders, along with maintaining the internal reserves for the purpose of strengthening our financial position and also in light of the maintenance of stable profits.

(2) Our Policy in Deciding Dividends:
In the year ended 31st March, 2001 after six years no dividend period, we paid JPY 3 yen dividend per share. But in March 2002, by the sharp decline of the corporate recurring profit basis, the Company has decided no dividend payment and toward the year ending March, 2003, planning to continue no dividend payment to attain the corporate reengineering to secure the corporate profitability even in the current weakened economical conditions.

(3) Dividends in the Past Three Years:

	Year Ended 31 March		
	2000	2001	2002
Earnings (Loss) Per Share	JPY 16.07	JPY 16.67	JPY 4.11
Dividends Per Share	JPY 0.00	JPY 3.00	JPY 0.00
Dividends Earnings Ratio	------	18.0%	------
Return on Shareholders' Equity	15.89%	8.8%	2.5%
Dividend Rate for Shareholders' Equity	------	1.6%	------

(Note 1) Return on Shareholders' Equity is the net income as at the end of the relevant fiscal year divided by the shareholders' equity (which is the average of the total shareholders' equity as at the beginning of the relevant fiscal year and that as at the end of the relevant fiscal year).

(Note 2) Dividend Rate for Shareholders' Equity is the total dividends during the relevant fiscal year divided by the shareholders' equity (which is the average of the total shareholders' equity as at the beginning of the relevant fiscal year and that as at the end of the relevant fiscal year).

5. Past Equity-Related Financing

Equity-related financing by the Company in the past three years are as follow:

(a)Rights Offering of Shares
- Number of Shares Issued: 1,050,000 shares
- Aggregate Issue Amount: JPY2,814,000,000
- Date of Issue: 24th March, 2000
- Issue Price: JPY2,680

; Use of proceeds
800 mil. Yen spent for repayment of bank borrowings. 1.4 bill. Yen spent for Software business in Japan and Korea. 494 mil. Yen spent for general corporate purposes.

(b)Unsecured Euro Yen Convertible Bonds
- Aggregate Issue Amount: JPY2,000,000,000
- Date of Issue: 17th Jan.2001
- Conversion Price: JPY250
- Current Amount: 10 million yen (as of 25th. Oct. 2002)

; Use of proceeds
1.75 bill. Yen spent for M&A of outstanding, exchanging contracts with creators, production of contents and general corporate purposes.

(c)Rights Offering of Shares
- Number of Shares Issued: 5,555,000 shares
- Aggregate Issue Amount: JPY1,499,850,000
- Date of Issue: 27th Feb.2001
- Issue Price: JPY270

; Use of proceeds
700 mil. Yen spent for underwriting of MMC new shares. 779 mil. Yen spent for general corporate purposes for the joint business with Marubeni Corp.

(d)Unsecured Euro Yen Convertible Bonds
- Aggregate Issue Amount: JPY2,000,000,000
- Date of Issue: 21st. Mar.2001
- Conversion Price: JPY283
- Current Amount: 0 yen (as of 25th. Oct. 2002)

; Use of proceeds
80 mil. Yen spent for the incorporations of European & American subsidiaries, and general corporate purposes.

(Note) 1.35 billion yen was matured in June 2001 and 550 million yen was matured in Oct. 2001.

(e) Unsecured Convertible Bonds
- Aggregate Issue Amount: JPY1,500,000,000
- Date of Issue: 27th Aug. 2002
- Conversion Price: JPY102
- Current Amount: 1.5 billion yen (as of 25th. Oct 2002)

; Use of proceeds
350 mil. Yen spent for BODYSONIC hardware business. 800 mil. Yen spent for Software business, including production & general corporate purposes.

(f)Unsecured Euro Yen Convertible Bonds

Aggregate Issue Amount: JPY1,000,000,000
Date of Issue: 31st. Aug.2002
Conversion Price: JPY102
Current Amount: 90 million yen (as of 25th. Oct 2002)

; Use of proceeds
750 mil. Yen spent for incorporations, general corporate purposes and acqusition of external contents' right.

(g)Rights Offering of Shares

Number of Shares Issued: 6,772,000 shares
Aggregate Issue Amount: JPY 433,408,000.
Date of Issue: 19th Nov.2002
Issue Price: JPY 66

; Use of proceeds
400 mil. Yen to be spent for general corporate purposes including repayment for bank borrowings.

6. The method of determining the issue price

The issue price was determined 66 yen (8.8% discount ratio), considering the average of the latest Closing Price for one week from Nov.25th. to Nov.29th.2002 (72.4 yen) before the meeting of the Board of Directors held on 2nd.December, 2002.

7. Information about the continuous holding and deposit of the new shares issued

There is no special contract about the continuous holding and deposit of the new shares issued between the third party and the Company. There will be agreed to promise that the third party will inform the Company in case of the sales of all the holding shares or partially for the two years' term after the issue date of December 20, 2002.

8. The Company's opinions about another equity finance possibility.

The Company considers prudently if there will be another equity finance demand expected or not, taking considerations about corporate financial demand, conditions and business promotions.

9. Schedule for the new issue of the shares

December 2, Monday, 2002	Resolution by the Board of Directors meeting Application to the Ministry of Finance Application to JASDAQ Press Release
December 3, Tuesday, 2002	Announcement to the shareholders on the Newspaper
December 18, Wednesday, 2002	The effective date by the Ministry of Finance
December 18, Wednesday, 2002	Application date by the third party
December 19, Thursday, 2002	Payment date by the third parties.
December 20, Friday, 2002	Date of capital increase and issue of the new shares

Marubeni Corporation

10. Major shareholders list expected after the issue of the new shares.

Rank	Name	No. of holding shares	Ratio of holding shares
1	N.D.F. Holdings Inc.	6,200,000 shares	6.60%
2	NDF Pictures Ltd.	3,386,000 shares	3.60%
3	N.D.F. (S) Pte. Ltd.	3,386,000 shares	3.60%
4	Lucrative Assets Limited	3,000,000 shares	3.19%
5	Marubeni Corporation	2,700,000 shares	2.87%
Total No. of shares		93,878,729 shares (100%)	

cf.; After the issue of new shares, N.D.F. Holding Inc. is going to be the leading share holder of the Company.
The Company expects to reengineer the new business structure which can secure the business profitability and financial stability of the Company under the financial support by N.D.F. Holding Inc.

11. Outline information about the third parties.

(1) N.D.F.Holdings Inc.

Name of the third party			N.D.F. Holdings Inc.
Number of shares issued to the third party			6,200,000 shares
Number of payment amount			Yen 409,200,000.
	Address of the office		Minato-ku, Tranomon, 1-16-2 (The address of Japanese Representative Lawyer)
	Name of the representative president		Chan Boon Quen
	Capital amount		US$ 3 million
	Business category		Investment and Contents' rights trading.
	Major share holder		Goodmachine Trust
	Capital Relations	No. of shares of N.D.F. Holdings Inc. held by the Company	0 share
		No. of shares of the Company held by N.D.F. Holdings Inc.	0 share
	Business relations		Trading partner on Film and Visual Contents
	Personel relations		None

Cf. Number of Capital amount, Major share holders and Capital relationship are as of Nov. 29, 2002.

Other information about N.D.F. Holdings Inc.

(1) Date of incorporation : September 1995
(2) Business promotion : Including securities, investments & trading rights & interests, mostly consentrating on the film rights.
(3) Relation ship for the Company : One of the film rights trading counter parties for overseas film rights.
(4) Major shareholder of N.D.F. Holdings Inc.:
Goodmachine Trust corporation is held by the overseas film and music investment business department of USA based company.
(5)) Relation ship for other share holders of the Company :
N.D.F. Holdings Inc. is the group company with other share holders of the Company like N.D.F. Pictures Ltd. and N.D.F.(S) Pte. Ltd. for the global film and music business promotion under the same kind of business brand name of NDF, even each company is independent on the corporate capital basis.

(2) Lucrative Assets Limited.

Name of the third party		Lucrative Assets Limited.
Number of shares issued to the third party		3,000,000 shares
Number of payment amount		Yen 198,000,000.
Address of the office		P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
Name of the representative president		Callumberg Limited.
Capital amount		US$ 1 million
Business category		Stock and other Investment
Major share holder		Callumberg Limited.
Capital Relations	No. of shares of N.D.F. Holdings Inc. held by the Company	0 share
	No. of shares of the Company held by N.D.F. Holdings Inc.	0 share
Business relations		None
Personel relations		None

Cf. Number of Capital amount, Major share holders and Capital relationship are as of Nov. 29, 2002.

End

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

Exemption No. 82-5030

January 24th., 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3 - 6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Omega Project Co., Ltd.
Rule 12g3-2(b) Exemption No. 82-5030

Dear Sirs:

Enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b):

English Translation of Half Year Business Report for Fiscal Half Year ended September 30, 2002 of Omega Project Co., Ltd.

If you have any questions about the enclosed materials, please contact Masanori Shimada, telephone 81-3-6415-6070 and fax 81-3-3496-8430

It is appreciated if you return a copy of this letter with your stamp for Acknowledgement. For your convenience, we enclosed a return envelope and international postal coupon.

Yours very truly,

Omega Project Co., Ltd.

Masanori Shimada
Manager

Enclosure:

Fiscal Half Year ended September 30th, 2002
Brief Report Concerning Account Closing (Consolidated)

December 24, 2002

Company Name Omega Project Co., Ltd.
Code No. 6819
(URL http://www.omega.co.jp)
Address of Headquarters 31-10, Sakuragaoka-Chou, Shibuya-ku, Tokyo
Contact Person : Chief of President's Office, Name: Masanori Shimada TEL+81-3-6415-6070
Date of Board Meeting December 24th. 2002

Registered Issue
Residential Prefecture of Headquarters: Tokyo

03 JAN 30 AM 7:21

1. Consolidated Results of the Fiscal Half Year ended September 30, 2002 (April 1, 2001 to September 30, 2001)

(1) Consolidated Results of Business (Figures less than one million yen are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million yen	%	million yen	%	million yen	%
September, 2002	5,818	(42.5)	△220	(–)	△332	(–)
September, 2001	10,114	(30.8)	27	(△96.1)	△61	(–)
March, 2002	21,817	(29.2)	741	(△40.0)	514	(△45.2)

	Net Income		Net Income Per Share		Net Income Per Share Fully Diluted	
	million yen	%	Yen	Sen	Yen	Sen
September, 2002	△839	(–)	△ 11	31	–	–
September, 2001	△110	(–)	△ 1	72	–	–
March, 2002	356	(△ 41.7)	5	22	4	40

(Notes) 1. Investment Profit or Loss on the equity method:
September 2002 △1mil.yen September 2001 △11 mil.yen March 2002 △18 mil.yen
2. Average of outstanding shares Sep.2002; 74,208,168shares Sep.2001; 63,959,302shares Mar.2002; 68,198,993shares
3. Change of Accounting Method: none
4. Percentages of Sales, Operating, Ordinary Profit and Net Income present the increase/decrease ratio compared to the previous year.

(2) Status of Consolidated Finances

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per share	
	million yen	million yen	%	Yen	Sen
September, 2002	20,378	10,214	50.1	134	64
September, 2001	25,142	11,654	46.4	180	10
March, 2002	26,676	10,573	39.6	143	80

(Notes) Number of outstanding shares; Sep.2002, 76,214,530shares Sep.2001 64,707,542shares Mar.2002 73,524,677shares

(3) Status of Consolidated Cash Flow

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at September End.
	million yen	million yen	million yen	million yen
September, 2002	△1,822	905	121	2,151
September, 2001	△1,747	△2,297	2,371	2,230
March, 2002	△3,217	△2,160	4,591	3,133

(4) Matters concerning Scope of Consolidation and Application of the Equity Method
Consolidated Companies: None Unconsolidated Subsidiary under the Equity Method: None Affiliate under the Equity Method: 1 company

(5) Changes in Scope of Consolidation and Application of the Equity Method
Consolidated: (New) None, (Excluded) 16 companies, Under the Equity Method: (New) None, (Excluded) 3 companies

2. Forecast of Consolidated Results for Fiscal Year ending in March 31, 2003 (from April 1, 2002 to March 31, 2003)

	Sales	Ordinary Profit	Net Income
	million yen	million yen	million yen
Per Year	8,600	△420	△940

(Reference) Projected net income per share (per year): Yen △10.0

1. **Status of Group Companies**

As of the end of September, 2002, the group consists of the Company and 1 affiliate company under the Equity Method which are mainly engaged in Entertainment and contents business, Mobile phones and Internet business and other businesses such as Electronic business, Real estate business, in Japan and Korea as major markets, as well as in other countries in South East Asia and part of Europe and U.S.A.

Consolidated Subsidiaries and Affiliates under the equity method

Consolidated Subsidiaries : None as of September 30th. 2002

Affiliate under the Equity Method : BASARA Entertainment Inc.

(Note) Some subsidiaries of BASARA Entertainment Inc. are still the business counter party of the Company.

(Note) Besides BSARA Entertainment Inc., other 5 overseas and 11 domestic subsidiaries are excluded from consolidated subsidiaries of the Company.

Business Structure of the Group Companies (As of September 30,2002)


OMEGA PROJECT Co., Ltd.
Entertainment and Contents Business
Electric, Mobile Phones and Internet, Real Estate Business
Affiliate under the Equity Method
Holding company for Planning, Production, Distribution & Sales companies of Film, TV program, Game & Attractions
BASARA Entertainment Inc.
Production & Sales Agent for Film & Visual contents
Trading for Film & Visual contents
Wholesales of mobile phones, Electric equipments & Real Estate business
CUSTOMERS

2. Management Policies

(1) Change of the Principles and Basic Management Policies

While developing IT and digital devices enlarging the range of communication tools, the basic management policy of the Company was to promote profits for both shareholders and the Company by establishing global consolidated group companies which will supply entertainment contents through existing channels for such entertainment as motion pictures, TV programs, music, games and attractions as well as to develop the Mobile Internet and to distribute appropriate merchandise required by the digital communication society according to specific needs.
However, the on-going expansion of IT & Digital technology, because of the present difficult situation for securing the long term business fund under the depressed global financial & economical conditions, the Company is obliged to change the corporate starategy from global-wide investment stance depending on external borrowings as well as own fund based on the group consolidated business to narrow & selective stance depending on the only own fund based on the non-consolidation business.
Regarding the current external borrowings, from now the Company aims to decrease the bank borrowings down to zero level and to promote the own fund investment business strategy which can be free from the external negative effects.
As one of the corporate startegic targets, the Company plans to reduce the current bank borrowings of 5.8 billion yen down to nearly zero level by the sales of the real estate properties along with using the own funds acquired by the new issue of shares in November and December 2002.
On the other hand, regarding the Entertainment & Contents Business promotion, the Company is to promote globaly on the own fund basis only with the short term turnover attaining profits, which is different from bank borrowings and external liability basis with mid and long term turnover all over consolidated subsidialies.

From now on the Company is to try to become the global contents firm highly developped and distinguished on Film Sales Agent Business and Contents Trading Settlement Business all over Europe, USA and Asia.
Turning around after all the red figures business results this fiscal year, the Company aims again the regaining corporate value and the profit return to shareholders.

Summary of New Management Policies.

1) The Company's consolidated group is to abolish the former consolidated business structure and each company is to improve each financial condition and re-engineer profitability for the purpose of the future achivement of the more synergic business partner group.

2) The Company plans to reduce the current bank borrowings of 5.8 billion yen as of September end 2002 down to nearly zero level by the sales of the real estate of own 4 office buildings and change into new business strategy under the non-consolidated and depending only on own fund basis.

3) Along with non-consolidation and own fund basis, taking risk managements against external uncertainties and advanced investment into consideration, the Company tries to become the global contents firm highly developped and distinguished as Film Sales Agent and Contents Trading & Settlement basis all over Europe, USA and Asia.

(2) Dividend Policy

The basic dividend policy of the Company is to improve the financial condotions at first to achieve the profitability for next fiscal year and create sufficient internal reserves to pay dividends to shareholders.

As for payment of dividends, however the Company carried out the dividend payments of ¥3 at the end of fiscal year 2000 after the interval of 6 fiscal years, in the fiscal year of 2001 the Company turned into no dividend again and now expects also no dividend toward end of fiscal year 2002.

As for internal reserves, the Company will efficiently invest according to the renewed management policies to promote the re-engineering and re-create the value of the Company which can achieve dividend payments for shareholders.

(3) Mid and Long-Term Management Strategies and Management Plans

Management Strategies

i) In the midst of the worldwide development of not only Internet service but also the next generation of cellular phone service such as wide band data communication and streaming data processing, the Company plans to re-establish global film contents business structure on its own as Sales Agent basis not only in Asian markets but also in European and U.S. markets.

ii) As for TV programs, music and game contents, the Company considers to make them available for their planning, investment, production, distribution and provision through BASARA Entertainment group companies which became affiliates under equity method excluded from the consolidated structure.

iii) Regarding attraction and merchandising business, which were formely promoted aggressively by utilizing its movie production know how, the Company re-considers whether still plans to promote or not.

iv) Regarding the development of peripheral technology taking advantage of its position as an entertainment contents provider, it is considered to continue for new business development on Phai Co., Ltd., of which former name was Nippon MIC Co., Ltd. and of which leading shareholder is the Company, and also on UNION Optical Co., Ltd., of which president C.E.O. run by Mr.T.Yokohama concurrently.

v) For the re-development based on the non-consolidated Company structure, the Company considers, from the view on the global geographical category, the re-development business strategy as follows,

(1) In the domestic market, the Company considers to select business promptly, which can secure profits in short term, relying on synergy effects among with the former affiliate, capital holding and counter-paty companies.

(2) In Korea and China, the Company considers new business development among with GAONIX Co., Ltd. and other former business counter parties.

(3) In Europe and USA, the Company considers to continue Film trading business based on business relationship with N.D.F. group companies, which support the Company through underwriting new shares, and promote more Film Sales Agent business, which can secure profits even in short term within own fund business operation.

Management Plans

(1) According to the Management Policies, the Company plans the target to reduce the bank borrowings down to zero level by concentrating on Entertainment Contents Business, which consists of rights trading and sales agent for films, and Mobile Phones & Internet Business, which consists of wholesales of NTT DOCOMO mobile phones.

In the process to clear off the bank borrowings, for the Company to secure sufficient own fund enough to keep the stable corporate operations, the Company plans to make the sales of own 4 office buildings after acquiring own funds by the new issue of shares toward N.D.F. group companies in Nov. and Dec. 2002

(2) Since November 11th. 2002, Mr. Toyoyuki Yokohama, the President C.E.O. of the Company, is appointed as the President C.E.O. of UNION Optical Co., Ltd. concurrently.

However, taking into considerations about the responsibilities for both companies' shareholders, Mr. Toyoyuki Yokohama is going to become the Representative Chairman of the Company through the Annual General Shareholders Meeting in June 2003, and regarding the President C.E.O.'s position of the Company, a external new person is expected to be appointed as the President C.E.O.'s position with the object of achieving the Company's annual profits under the new board members.

(4) Corporate Governance for the new arrangement of the Company's board members' organization.

As of this fiscal year the board members of the Company consists from one Representative C.E.O. and two external directors. But reflecting from the big delay and adjustment occurred for reporting this time half year business result, from the beginning of last half fiscal year, the Company has decided the improvement to change the inhouse administrative organization into the one under the President C.E.O. of a external new person, with the present President C.E.O., Mr.T.Yokohama sifting to the position of Representative Chairman for the purpose of attaining the corporate profit next fiscal year 2003.

(5) Important Business Matters to be dealt with and present progress

Converting into the non-conslidated own Company's business promotion, the Company regards the business promotion centralizing on film contents business with own fund treatment to rebuild the profitable corporate structure as the important business matters to be dealt with.

As the present progress, based on the film contents business supported by partner companies and former business networks, the Company tries to rebuild the corporate profitability under the short term turnover.

1) Until March end 2002 the Company operated business with consolidated 11 domestic and 5 overseas subsidiaries. And externally the Company operated overseas Music & Film and domestic Character Merchandising business with MARUBENI Co., Ltd., and developped I.T. related business applied to Broadband & Multimedia market with Phai Co., Ltd., of which former name was Nippon MIC Co., Ltd., based on the capital holding relationships. But toward the end of September 2002 the Company squeezed them into only one company of BASARA Entertainment Inc. as the affiliate under equity method.

2) Regarding global business, the former 5 Korean subsidiaries were transferred to non-consolidated businness partners after the combination between STARMAX and GAONIX companies. And the Company seeks and selects the new business partnerships in Korea & China market. And regarding Europe & USA market, based on N.D.F. group companies' support, the Company approaches film trading business with selective stance as to secure profitabilities for the next fiscal year.

(6) Basic Policy against Business Partners related on share holding

As of September end 2002, N.D.F. Holdings Inc. is regarded as the Business Partner related on share holding of the Company. Because the Company is on business about Film Contents trading with Good Machine group company, which is the leading share holder of N.D.F. Holdings Inc.

Regarding the basic policy of the Company against for N.D.F. group and Good Machine group company, the Company is to establish the more mutual reliable relationships especially on global Film Sales Agent business and Contents Trading & Settlement business.

3. Results of Business (consolidated base)

1) Out line of the current Fiscal Half Year

During this fiscal half year Japanese economy still continued the transition toward stricter conditions due to factors such as overseas economical confusion lead by U.S.A., increace of Japanese domestic unemployment, decrease of consumption, stagnance of investment and deflational saturation of domestic economy.

Under these circumstances, the Company has reconsidered the on-going domestic & global economical conditions and own business structure, with the objective of strong demand for more short-term profitability for shareholders and the Company. And the Company has decided to transfer the corporate structure from expanding global contents business through subsidiaries and external capital tie-up companies into emphasizing on non-consolidated corporate profitability with improved financial conditions. And as of September end 2002, the Company is on the way to the renewed staring point based on non-consolidated business structure with the amendment of corporate approaches to global entertainment contents business required by the broadband, multimedia and digital communication society.

As for achieved treatments toward September end 2002, Korean subsidiaries, STARMAX Co., Ltd. and 4 other companies, were transferred from consolidated subsidiaries to the major investment company group in Korea retroactively to April 1st.2002 because of the combination with GAONIX Co., Ltd. in July 2002.
And BASARA Entertainment Inc., which was the major holding company of the Company's subsidiaries, were transferred to the affiliate under equity method by the September end 2002 because of the decraese of its shares by the sales with the objective for I.P.O. of BASARA Entertainment Inc.
On the other hand the Company issued new shares to N.D.F. Holdings Inc. & other invetors with the objective to secure the Company's own fund for restructuring & financial improvement in November and December 2002.

All through the business structure changes above mentioned, regarding each business promotions this fiscal half year divided by segments are as follows.

As for Entertainment & Contents Business, sales on overseas contents trading about distribution rights, Video & DVD production rights, TV rights for U.S.A., Europe & Asia was accounted 1,070 million yen, which was reflected by the Auditors' opinion for accounting.
And for domestic contents sales largely promoted by BASARA Entertainment group companies, "Ichi The Killer"& "UZUMAKI"s' rights trading, "Dog Star"& "In My Own House"& "Gore From Outer Space"& "Welcome To Pia Carrot (animation film)"s' production & distribution, "Mid Night Fly"'s distribution, "Night Of The Shooting Stars"& "Apple Seeds (animation film)"& "Shadow Kah Boy"s' production so on, and the total sales of Entertainment & Contents Business this half year was accounted 2,317 million yen, which is decreased 48.8% year on year basis.

As for Mobile Phones & Internet Business, the wholesales of NTT DOCOMO's mobile phones in association with Yuasa Newcom Co., Ltd., Kanematsu Computer System Co., Ltd., Idocom Co., Ltd. and Alfa Group Co., Ltd., showed strong sales on new models of 504 series mobile phones applied to " i-mode services " and from August new line-up 251 series attached camera function, however the total sales of Mobile Phones & Internet Business this half year was accounted 2,406 million yen, which is decreased 35.3% year on year basis.

As for Game Attraction Business, by Better Wave Inc.'s sales on providing attraction equipments like "Simulator" and "Walking Through" etc. and by Omega Micott Inc.'s sales of "Gransta Chronicle (Game software)", the total sales of Game Attraction Business was accounted 288 million yen, which is decreased 83.1% year on year basis.

As for Electronics Business, by the sales of Bodysonic home use chair & sofa products developed with Otsuka Furniture Co., Ltd. and the lower priced personal use chair product "pB", basic model "Reflesh 1", other OEM & system products, furniture related products and Film Theater Seats, the total sales of Electronics Business was accounted 272 million yen, which is increased 215.9% year on year basis.

As for Real Estate Business, by the income from office rental the sales was accounted 78 million yen, which is increased 28.5% year on year basis.
And as for the sales of land and building of the Company, Shibuya Building is expected to be finally sold to Jikei Space Co., Ltd. in February 2003 according to the transaction on March 30, 2001.
And as for Kohenji Building is expected to be sold to Fullhouse Co., Ltd. according to the transaction exchanged on October 31, 2002.

As for Other Business, by the proxy agent business related road services and the financial advisory business the sales was accounted 454 million yen, which is increased 3,547.7% year on tear basis.

As a result of the foregoing, sales for the current consolidated fiscal year amounted to Yen 5,818 million (42.5% decreased year on year basis), while consolidated operation profit amounted to the deficit of Yen 220 million and consolidated ordinary profit amounted to the deficit of Yen 332 million.
Further, special profit in the amount of Yen 1,156 million of sales of subsidiary shares and special loss of Yen 1,244 million of re-evaluation for investment shares and as a result, consolidated net deficit for this fiscal half year was Yen 839 million.

2) Outlook for the the current fiscal year toward March end 2003

As for the last half of this fiscal year, the Company expects non-consolidated business structure with only one affiliate under equity method which is BASARA Entertainment Inc. And while taking note of the uncertainties of both international & domestic economies, the Company intends to succeed in Film Sales Agent Business and Contents Trading Settlement Business all over Europe, USA and Asia on its own fund & short term settlement strategy as to become a global contents firm highly developped and distinguished. With the objective of securing profits toward next fiscal year, the Company carries out the re-engineering including corporate administration & promotion improvement and appointment of new President C.E.O.

The Company forecasts annual business results as of March end 2003.

Forecasted consolidated annual business results as of March end 2003

Sales	8,600	Million Yen	(39.1% of previous year)
Ordinary Profit	△420	Million Yen	(Turning into deficit)
Net Income	△940	Million Yen	(Turning into deficit)

Forecasted non-consolidated annual business results as of March end 2003

Sales	7,000	Million Yen	(51.6%of previous year)
Ordinary Profit	△500	Million Yen	(Turning into deficit)
Net Income	△650	Million Yen	(Turning into deficit)

4. Interim Consolidated financial statement

(1) Interim Consolidated Balance Sheet

Fiscal Year / Account title	Current Fiscal Half Year As of September 30, 2002 Amount	ratio	Previous Fiscal Half Year As of September 30, 2001 Amount	ratio	Previous Fiscal Year As of March 31, 2002 Amount	ratio
(Assets)	Thousands Of Yen	%	Thousands of Yen	%	Thousands of Yen	%
I Current assets						
Cash on hand and in banks	2,161,222		2,327,515		3,245,548	
Notes and accounts receivable, trade	6,216,920		5,461,445		7,751,798	
Inventories	1,605,480		2,184,014		4,042,605	
Advance payment	5,099,409		4,545,590		3,783,133	
Deferred tax assets	188,804		444,800		486,113	
Others	320,012		1,059,356		1,395,223	
Allowance for doubtfulAccounts	△248,674		△99,996		△202,023	
Total current assets	15,343,176	75.3	15,922,727	63.3	20,502,398	76.9
II Fixed assets						
Property and equipment						
Buildings	1,229,765		1,262,237		1,431,642	
Land	2,351,000		4,925,187		2,351,000	
Others	31,824		289,463		226,984	
Total tangible fixed assets	3,612,590	17.7	6,476,888	25.8	4,009,626	15.0
Intangible fixed assets						
Goodwill	—		128,001		83,985	
Others	7,767		189,023		191,464	
Total intangible fixed assets	7,767	0.0	317,024	1.2	275,449	1.0
Investments and other assets						
Investment securities	601,380		892,975		915,188	
Long-term loans receivable	234,159		235,930		235,772	
Investments and other assets	610,559		649,397		464,267	
Investment securities	331,141		887,64		575,915	
Long-term loans receivable	△476,827		△477,923		△477,917	
Total investment and other assets	1,300,412	6.4	2,188,029	8.7	1,713,227	6.4
Total fixed assets	4,920,769	24.1	8,981,942	35.7	5,998,304	22.4
III Deferred charges						
Debt security issue cost	114,533		213,258		163,895	
Discount on bond premium	375		24,375		11,500	
Total deferred charges	114,908	0.6	237,633	1.0	175,395	0.7
Total assets	20,378,854	100.0	25,142,303	100.0	26,676,098	100.0

Account title \ Fiscal Year	Current Fiscal Half Year As of September 30, 2002		Previous Fiscal Half Year As of September 30, 2001		Previous Fiscal Year As of March 31, 2002	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
(Liabilities)	Thousands yen	%	Thousands yen	%	Thousands yen	%
I Current liabilities						
Notes and accounts payable, trade	938,347		1,153,468		1,351,498	
Short-term borrowings	4,062,700		3,930,027		6,101,950	
Current portion of long-term borrowings	404,850		418,628		483,626	
Accrued taxes on income	4,511		28,780		64,992	
Others	973,826		1,456,890		2,094,320	
Total current liabilities	6,384,234	31.3	6,987,795	27.8	10,096,386	37.9
II Long-term liabilities						
Convertible bonds	1,730,000		2,940,000		2,000,000	
Long-term borrowings	1,731,000		1,752,115		2,004,002	
Estimated retirement allowance	3,406		21,222		38,223	
Director's retirement allowance	11,668		19,196		24,379	
Others	304,497		428,871		449,015	
Total long-term liabilities	3,780,572	18.6	5,161,405	20.5	4,515,620	16.9
Total liabilities	10,164,807	49.9	12,149,201	48.3	14,612,007	54.8
(Minority interest)						
Minority interest in consolidated subsidiaries	—	—	1,339,056	5.3	1,490,965	5.6
(Shareholders' equity)						
I Common stock	—	—	9,573,609	38.1	10,102,608	37.9
II Additional paid in capital	—	—	1,811,166	7.2	2,206,166	8.3
III Re-evaluation Loss	—	—	—	—	△2,574,187	△9.7
IV Accumulated profit	—	—	765,562	3.0	1,240,808	4.6
V Unrealized exchange loss on securities of overseas subsidiaries	—	—	△ 504,037	△2.0	△468,881	△1.8
VI Cumulative translation adjustment	—	—	13,320	0.1	73,299	0.3
VI Treasury stock	—	—	△5,575	△0.0	△ 6,689	△0.0
Total shareholders' equity	—	—	11,654,045	46.4	10,573,125	39.6
I Common stock	10,226,608	50.2	—	—	—	—
II Additional paid in capital	2,330,166	11.4	—	—	—	—
III Accumulated profit	237,707	1.1	—	—	—	—
IV Re-evaluation Loss on land	△2,574,187	△12.6	—	—	—	—
V Unrealized exchange loss on securities of overseas subsidiaries	477	0.0	—	—	—	—
VI Treasury stock	△6,724	△0.0	—	—	—	—
Total shareholders' equity	10,214,047	50.1	—	—	—	—
Total liabilities, Minority interest and Shareholders' equity	20,378,854	100.0	25,142,303	100.0	26,676,098	100.0

(2) Interim Consolidated Statement of Income

Account title \ Fiscal Year	Current Fiscal Half Year (from April 1, 2002 to September 30, 2002)		Previous Fiscal Year (from April 1, 2001 to March 31, 2001)		Previous Fiscal Year As of March 31, 2001 (from April 1, 2001 to March 31, 2002)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	Thousands yen	%	Thousands yen	%	Thousands yen	%
I Net sales	5,818,286	100.0	10,114,656	100.0	21,817,682	100.0
II Cost of sales	4,100,112	70.5	7,178,991	71.0	15,143,979	69.4
Gross profit	1,718,174	29.5	2,935,665	29.0	6,673,702	30.6
III Selling, general andadmini-strative expenses	1,939,091	33.3	2,908,298	28.7	5,932,601	27.2
Operating profit	△220,917	△3.8	27,366	0.3	741,101	3.4
IV Non-operating income	57,325	1.0	139,685	1.4	213,198	1.0
Interest income	6,338		8,741		19,081	
Unamortized premium on bond	22,000		37,000		53,000	
Refunded sales tax	—		43,306		43,306	
Others	28,987		50,637		97,811	
V Non-operating expense	168,444	2.9	228,721	2.3	439,808	2.0
Interest expense	56,508		67,443		156,030	
Amortization of bond premium	11,125		73,875		98,725	
Amortization of bond issue cost	49,362		49,362		86,750	
Currency loss	58		—		38,281	
Others	51,389		38,040		60,019	
Ordinary profit or loss	△332,036	△5.7	△ 61,669	△0.6	514,491	2.4
VI Special gains	1,162,198	20.0	68,397	0.7	280,722	1.2
Gain on sales of shop running rights	—		—		160,000	
Gain on sales of investment securities	1,156,868		—		17,231	
Gain on sales of subsidiaries securities	—		68,397		103,491	
Gain from provision of doubtful accounts	750		—		—	
Gain from previous year adjustment	4,498		—		—	
Others	82		—		—	
VII Special losses	1,278,112	22.0	55,025	0.6	181,360	0.8
Loss from devaluation of inventories	—		7,031		12,658	
Loss on disposal of property equipment	—		—		40,923	
Loss on sales of investment securities	16,158		—		18,860	
Loss from devaluation of investment securities	1,244,193		10,323		10,323	
Loss from devaluation of golf club membership	45		5,800		5,800	
Provision for doubtful account	—		31,870		92,794	
Others	17,715		—		—	
Income or loss before income tax	△447,950	△7.7	△ 48,297	△0.5	613,853	2.8
Provision for income taxes current	53,479	0.9	33,432	0.3	70,720	0.3
Provision for income taxes deffered	452,339	7.8	35,118	0.4	181,207	0.9
Minority interest in consolidated subsidiaries profit or loss	△113,979	△2.0	△ 6,806	△0.1	5,841	0.0
Net income or loss	△839,790	△14.4	△110,041	△1.1	356,084	1.6

(3) Interim Consolidated surplus statement

Term / Account title	Current Fiscal Half Year (from April 1, 2002 to September 30, 2002)		Previous Fiscal Year (from April 1, 2001 to March 31, 2001)		Previous Fiscal Year As of March 31, 2001 (from April 1, 2000 to March 31, 2001)	
	Amount		Amount		Amount	
		Thousands yen		Thousands yen		Thousands yen
Ⅰ Accumulated profit year beginning		—		1,055,734		1,055,734
Ⅱ Decrease in accumulated deficit						
Reversal of additional paid in capital for disposition of deficit	—	—	—	—	—	—
Ⅲ Increase in retained consolidated earnings						
Increase in excludedsubsidiaries for consolidation	—	—	8,949	8,949	18,069	18,069
Ⅳ Decrease of retained consolidated earnings						
Dividends	—	—	189,079	189,079	189,079	189,079
Ⅴ Half Year Net income or loss		—		△ 110,041		356,084
Ⅵ Retained earnings at end of half year (Accumulated deficit at end of year)		—		765,562		1,240,808
(Capital Reserve)						
Ⅰ Capital Reserve year beginning						
Capital Provision year beginning	2,206,166	2,206,166	—	—	—	—
Ⅱ Capital Reserve Increase						
New Share converted from Bonds	124,000	124,000	—	—	—	—
Ⅲ Capital Reserve half year end		2,330,166		—		—
(Income Reserve)						
Ⅰ Income Reserve year beginning						
Accumulated Profit year beginning	1,240,808	1,240,808	—	—	—	—
Ⅱ Income Reserve decrease						
1. Half year deficit	839,790		—		—	
2. Decrease by exclusion from consolidation	163,311	1,003,101	—	—	—	—
Ⅲ Income Reserve half year end		237,707		—		—

(4) Interim Consolidated cash flow statements

Account title / Fiscal Year	Current Fiscal Half Year (from April 1, 2002 to September 30, 2002)	Previous Fiscal Year (from April 1, 2001 to March 31, 2001)	Previous Fiscal Year As of March 31, 2001 (from April 1, 2001 to March 31, 2002)
	Amount	Amount	Amount
I Cash flows from operating activities	Thousands yen	Thousands yen	Thousands yen
Income before income taxes and minority interests	△447,950	△48,297	613,853
Depreciation	145,367	94,381	230,506
Amortization of consolidation goodwill	△875	△7,225	△573
Equity loss	1,774	11,335	18,938
Decrease of deferred taxes	189,947	—	—
Refunded sales taxes	△53,574	△43,306	△43,306
Increase in vested benefit obligation	1,313	12,717	26,834
Increase in accrued severance indemnities	2,583	4,458	9,641
Increase in allowance for doubtful accounts	—	30,509	130,490
Interest income	△6,338	△8,741	△19,081
Interest expense	56,508	67,443	156,030
Loss on investment securities sold	—	—	18,860
Evaluation loss on investment securities	1,244,193	10,323	10,323
Loss from devaluation of golf club membership	—	5,800	5,800
Profit and loss on investment securities sold	—	△68,397	△103,491
Amortization of deferred charges	—	123,237	185,475
Loss on disposal of property & equipment	—	—	40,923
Loss on investment securities sold	△1,156,868	—	△17,231
Gain on sales of shop running rights	—	—	△160,000
Unamortized premium on bond	△22,000	△37,000	△53,000
Increase in notes and accounts receivable, trade	△375,849	△175,810	△2,244,730
Decrease of inventories	434,367	△352,746	△2,335,681
Decrease in advance payment	△2,279,825	△540,753	245,422
Increase in other current assets	74,652	△182,826	79,674
Increase in notes and accounts payable, trade	827,504	△244,985	△115,847
Increase in other current liabilities	△336,759	△228,499	362,596
Others	△170	3,178	△2,252
Sub total	△1,702,000	△1,575,203	△2,959,823
Interest received	1,607	8,500	11,661
Interest paid	△56,427	△97,958	△168,204
Income tax paid	△65,987	△82,739	△101,005
Cash flows from operating activities	△1,822,807	△1,747,401	△3,217,371
II Cash flows from investing activities			
Payment for time deposit	40,000	△10,559	△17,650
Payment for purchases of investment securities	△285,295	△1,250,142	△1,433,422
Proceeds from sales of investment securities	1,298,481	312,684	101,695
Net cash increase by acquisition of subsidiaries	—	△35,961	△4,451
Proceeds from sales of subsidiaries securities	—	1,216	62,799
Payment for purchases of property and equipment	△183,706	△941,777	△1,213,269
Payment for acquisition of intangible fixed assets	—	△129,625	△152,642
Payment for long-term loans receivable	—	△630,447	△849,490
Collection from receivable loan	190,723	390,398	659,643
Income from business transfer	—	—	530,000
Others	△155,106	△3,375	156,282
Cash flows from investing activities	905,097	△2,297,588	△2,160,505
III Cash flows from financing activities			
Net increase in short-term borrowings	284,023	△221,491	1,619,357
Proceeds from long-term borrowings	—	1,030,000	1,550,000
Repayment for Long-term borrowings	△210,440	△114,736	△116,732
Proceeds from stock issuance	49,000	—	—
Proceeds from minority share holders	—	78,640	112,450
Proceeds from bond issuance	—	2,328,489	2,304,489
Payment for conbertible bonds redemption	—	△550,000	△700,000
Payment for treasury stock acquisition	—	△2,564	△3,678
Payment for dividends	—	△175,264	△174,316
Others	△892	△1,108	—
Cash flows from financing activities	121,691	2,371,964	4,591,569
IV Difference from translation of cash and cash equivalents	—	△25,003	△8,667
V Decrease in cash and cash equivalents	△796,019	△1,698,028	△794,974
VI Cash and cash equivalents at beginning of year	2,947,242	3,928,423	3,928,423
VII Cash and cash equivalents at end of year	2,151,222	2,230,394	3,133,448

Basis for Concerning Preparation of the Interim Consolidated Financial Statements

1. Scope of Consolidation

(1) Consolidated Subsidiaries 0 company

Major consolidated subsidiaries of the Company

: Domestic companies

BASARA.Pictures Inc.

Omega Micott Inc.

BASARA Entertainment Inc.

: Overseas companies

Omega Pictures Co., Ltd. (Korea)

Status changed

(Exclude) Change from affiliated company

by selling of holding Shares 4 companies

by decrease of holding share ratio through combination 4 companies

(2) Non-consolidated Subsidiaries none

2. Application of the Equity Method

(1) Number of companies to which the equity method is applied is one.

The name of the company to which the equity method is applied is Movie Eye Entertainment Inc.

Status changed

(Exclude) by decrease through selling of holding shares 2 companies

(2) Non-applied equity method company None

3. Accounting Standards

(1) Standards and Methods for Valuation of Major Assets

①Inventories

Goods, products, raw materials and supplies; The moving average cost method

The Company adopts the moving average cost method.

Work in process, land for sale, film distribution rights

The Company adopts the identified original cost method.

However film distribution rights are amortized within a twelve-month period starting from the time they are released using the sum of the years'digits method.

②Securities

Securities available for sale with fair value: Fair value based on market prices, etc. at end of the closing date of the fiscal half year. (Both unrealized gains or losses are included as a component of shareholders' equity; cost is mainly determined using the moving average methods.)

Securities with no market prices: Stated at cost determined using the moving average method

(2) Methods for Depreciation of Depreciable Assets

① Property and equipment Declining Balance Method

② Intangible Fixed Assets Straight-line Method

However, software used by the Company is valued in accordance with the straight-line method based on the actual period of possible use within the Company (from 3 to 5 years)

(3) Accounting Standards for Significant Reserves

①Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss, allowance for doubtful accounts is provided at the estimated amount calculated based on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

②Accrued pension cost

For payment of retirement and severance benefits to employees, accrued pension cost is reserved at the amount incurred in current period based on the projected benefit obligation and fair value of plan assets as of current period end.

③Reserve for director's retirement allowance

Accrued severance indemnities are reserved for payment of retirement and severance benefits to directors.

The reserve for future payment is fully provided based on the internal rule for directors' severance indemnities.

(4) Accounting Method for Lease Transactions

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee are accounted for by use of the accounting method applicable to ordinary lease transactions.

(5) Other significant items in preparation of Interim Consolidated Financial Statement

Treatment of Consumption Tax, etc.

Consumption tax is excluded from the figures.

5. Interim Consolidated Cash Flow Statement

Cash (cash and cash equivalents) stated in the half year consolidated cash flow statements represents cash on hand, cash in banks which are easy to withdraw on demand, and short-term investments with original maturities of three month or less which are readily convertible to cash and have insignificant risk from fluctuation in value.

(Notes)

(Concerning Consolidated Half Year Balance Sheet) (Thousand Yen)

Current Fiscal Half Year (As of September 30, 2002)	Previous Fiscal Half Year (As of September 30, 2001)	Previous Fiscal Year (As of March 31, 2002)
1. Accumulated depreciation of tangible assets 1,044,402	1. Accumulated depreciation of tangible assets 1,151,091	1. Accumulated depreciation of tangible assets 1,247,308
2. Asset applied to collateral Building 911,581 Land 2,351,000 Total 3,262,581 Liabilities of applied above assets Short term Borrowing 1,410,000 Long term Borrowing 1,408,350 (Long term bollowings scheduled within one year) Total 2,818,350	2. Asset applied to collateral Building 869,259 Land 4,925,187 Construction 96,485 Time Deposit 42,728 Total 5,933,660 Liabilities of applied above assets Short term Borrowing 1,756,854 Long term Borrowing 1,638,950 (Long term bollowings scheduled within one year) Total 3,395,804	2. Asset applied to collateral Building 933,772 Land 2,351,000 Time Deposit 59,914 Other Investment 7,850 Total 3,352,537 Liabilities of applied above assets Short term Borrowing 1,481,764 Long term Borrowing 1,524,650 (Long term bollowings scheduled within one year) Total 3,006,414
3. In order to raise the money of the running costs efficiently, the Company has the contract of overdraft transaction between one bank. The net allowable balance of overdraft as of fiscal half year end based on these contracts Total of limit amount of over draft 2,500,000 Thous. yen Current amount of overdraft 2,500,000 Thous. yen Net allowable balance of overdraft — Thous. yen	3. . In order to raise the money of the running costs efficiently, the Company and consolidated subsidiary (Starmax) have the contracts of overdraft transaction between two banks. The net allowable balance of overdraft as of fiscal half year end based on these contracts Total of limit amount of over draft 464,340 Thous. yen Current amount of overdraft 251,541 Thous. yen Net allowable balance of overdraft 212,798 Thous. yen	3. . In order to raise the money of the running costs efficiently, the Company and consolidated subsidiary (Starmax) have the contracts of overdraft transaction between two banks. The net allowable balance of overdraft as of fiscal half year end based on these contracts。 Total of limit amount of over draft 2,789,240 Thous. yen Current amount of overdraft 2,682,161 Thous. yen Net allowable balance of overdraft 107,078 Thous. yen

(Concerning Consolidated Half Year Profit Loss Sheet) (Thousand Yen)

Current Consolidated Half Year Term From April 1, 2002 To September 30, 2002	Previous Consolidated Half Year Term From April 1, 2001 To September 30, 2001	Previous Consolidated Year Term From April 1, 2001 To March 31, 2002
Main particulars of selling, general and administrative expense Sales Fee 1,072,315 Commission paid 194,002 Net periodical opension cost 3,898 Provision for Retirement allowance 5,170	Main particulars of selling, general and administrative expense Sales Fee 1,618,524 Net periodical pension cost 15,792 Provision for Retirement allowance 4,458	Main particulars of selling, general and administrative expense Sales Fee 3,296,915 Commission paid 601,790 Provision for doubtful accounts 40,646 Net periodical pension cost 26,884 Provision for Retirement allowance 8,541

(Concerning Consolidated Half Year Cash Flow Statement)

Current Consolidated Half Year Term From April 1, 2002 To September 30, 2002	Previous Consolidated Half Year Term From April 1, 2001 To September 30, 2001	Previous Consolidated Year Term From April 1, 2001 To March 31, 2002
Relations between (remain balance of cash and cash equivalents) and and (amount of titled particulars on consolidated balance sheet) (As of September 30, 2002) Cash on hand and in banks 2,161,222 Thous Time deposit with original maturities over 3 months △ 10,000 . yen Cash and cash equivalents 2,151,222 Thous . yen	Relations between (remain balance of cash and cash equivalents) and and (amount of titled particulars on consolidated balance sheet) (As of September 30, 2002) Cash on hand and in banks 2,327,515 Thous Time deposit with original maturities over 3 months △ 97,121 . yen Cash and cash equivalents 2,230,394 Thous . yen	Relations between (remain balance of cash and cash equivalents) and and (amount of titled particulars on consolidated balance sheet) (As of September 30, 2002) Cash on hand and in banks 3,245,548 Thous. Time deposit with original maturities over 3 months △ 112,099 yen Cash and cash equivalents 3,133,448 Thous. yen

(Lease Transaction) (Thousand Yen)

Current Fiscal Half Year — From April 1, 2002 to September 30, 2002

1. Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value at the end of the fiscal half year

	Acquisition Cost	Accumulated Depreciation	Book Value
Tools, Furniture	45,637	19,811	25,826
Machinery etc	34,626	5,771	28,855
Software	21,288	4,257	17,030
Total	101,551	29,839	71,712

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal half year

within one year	19,854
over one year	51,858
Total	71,712

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(3) Lease payment and value equivalent to the depreciation cost

Lease payment	10,754
Value equivalent to the depreciation cost	10,754

(4) Method for calculation of value equivalent to the depreciation cost

Value equivalent to the depreciation cost is calculated in accordance with straight-line depreciation method based on lease period as useful years and zero residual value

Previous Fiscal Half Year — From April 1, 2001 to September 30, 2001

1. Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value at the end of the fiscal half year

	Acquisition Cost	Accumulated Depreciation	Book Value
Tools, Furniture	303,142	130,730	172,411
Machinery etc	6,131	2,836	3,294
Software	101,452	22,133	79,319
Total	410,726	155,700	255,025

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal half year

within one year	79,476
over one year	175,548
Total	255,025

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(3) Lease payment and value equivalent to the depreciation cost

Lease payment	36,009
Value equivalent to the depreciation cost	36,009

(4) Method for calculation of value equivalent to the depreciation cost

Value equivalent to the depreciation cost is calculated in accordance with straight-line depreciation method based on lease period as useful years and zero residual value

Previous Fiscal Year — From April 1, 2001 to March 31, 2002

1. Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value at the end of the fiscal half year

	Acquisition Cost	Accumulated Depreciation	Book Value
Tools, Furniture	361,374	156,746	204,628
Const-ruction.	48,966	6,132	42,833
Machinery etc	4,931	3,208	1,722
Software	101,452	32,340	69,112
Total	516,724	198,427	318,297

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal half year

within one year	100,527
over one year	217,769
Total	318,297

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(3) Lease payment and value equivalent to the depreciation cost

Lease payment	88,322
Value equivalent to the depreciation cost	88,322

(4) Method for calculation of value equivalent to the depreciation cost

Value equivalent to the depreciation cost is calculated in accordance with straight-line depreciation method based on lease period as useful years and zero residual value

5. Information Concerning Segments

1. Business Segments

Current Consolidated Fiscal Half Year (from April 1, 2002 to September 30, 2002)

	Electronic Business	Entertainment and Contents Business	Mobile Phones and Internet	Real Estate Business	Game Attraction Business	Others	Total	Elimination or all companies	Consolidated
1. Sales and Operation Profit	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen
Sales									
(1) Sales to Customers	272,228	2,317,676	2,406,438	78,378	288,585	454,981	5,818,276	—	5,818,286
(2) Internal Sales or Transfers between Segments	—	12,600	—	5,592	—	3,316	21,508	△21,508	—
Total	272,228	2,330,276	2,406,438	83,970	288,585	458,297	5,839,794	△21,508	5,818,286
Operating Expense	301,186	2,554,263	2,423,441	53,946	295,447	432,428	6,060,711	△21,508	6,039,203
Operating Profit or Loss (△))	△28,957	△223,987	△17,002	30,023	△6,862	25,869	△220,917	—	△220,917

Previous Consolidated Fiscal Half Year (from April 1, 2002 to September 30, 2002)

	Electronic Business	Entertainment and Contents Business	Mobile Phones and Internet	Real Estate Business	Game Attraction Business	Others	Total	Elimination or all companies	Consolidated
1. Sales and Operation Profit	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen
Sales									
(1) Sales to Customers	86,165	4,522,556	3,720,218	61,010	1,712,224	12,480	10,114,656	—	10,114,656
(2) Internal Sales or Transfers between Segments	—	—	—	4,820	—	—	4,820	△4,820	—
Total	86,165	4,522,556	3,720,218	65,830	1,712,224	12,480	10,119,477	△4,820	10,114,656
Operating Expense	110,496	4,328,750	3,717,604	55,980	1,868,869	10,409	10,092,110	△4,820	10,087,290
Operating Profit or Loss (△)	△24,330	193,806	2,614	9,850	△156,645	2,071	27,366	—	27,366

Previous Consolidated Fiscal Year (from April 1, 2001 to March 31, 2002)

	Electronic Business	Entertainment and Contents Business	Mobile Phones and Internet	Real Estate Business	Game Attraction Business	Others	Total	Elimination or all companies	Consolidated
1. Sales and Operation Profit	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen	Thous. yen
Sales									
(1) Sales to Customers	182,571	10,658,105	6,982,183	191,495	3,439,575	363,751	21,817,682	—	21,817,682
(2) Internal Sales or Transfers between Segments	—	—	—	10,816	—	—	10,816	△10,816	—
Total	182,571	10,658,105	6,982,183	202,312	3,439,575	363,751	21,828,498	△10,816	21,817,682
Operating Expense	261,686	9,822,550	6,981,110	151,896	3,548,158	325,914	21,091,317	△14,735	21,076,581
Operating Profit or Loss (△)	△79,115	835,554	1,072	50,415	△108,583	37,836	737,181	3,919	741,101
II. Assets, depreciation and capital expenditure									
Assets	560,556	17,411,524	1,404,284	2,880,799	1,502,307	469,488	24,228,960	2,447,138	26,676,098
Depreciation	27,984	60,634	10,265	65,930	60,205	2,612	227,632	2,873	230,506
Capital expenditure	51,700	443,095	4,051	362,002	132,875	39,273	1,032,999	180,269	1,213,269

(Note) 1. Business segments are classified considering the nature of business as follows:

Electronic Business

Manufacture and sales of electric instruments mainly of Bodysonic products of bodily sound effect

Entertainment and Contents Business

Sales and purchases of rights to distribute movies in theatres, as visual software for CDs or DVDs, and production contracts for motion pictures.

Mobile Phones and Internet Business

Wholesales and retail sales of cellular phones, distribution of motion picture content programs through cellular phones and the Internet.

Real Estate Business

Rental of real estate

Game Attraction Business

Attraction Equipment & Facilities business and Game software production & sales.

Other Business

Proxy Payment business for Road Services etcetra

2. Geographical Segments

Current Consolidated Fiscal Half Year (from April 1, 2002 to September 30, 2002)

Denomination: Thousand yen

	Japan	Korea	Total	Elimination or all companies	Consolidated
I. Sales and Operation profit					
Sales					
(1) Sales to Customers	5,818,286	—	5,818,286	—	5,818,286
(2) Internal Sales or Transfers between Segments	—	—	—	—	—
Total	5,818,286	—	5,818,286	—	5,818,286
Operating Expense	6,038,535	668	6,039,203	—	6,039,203
Operating Profit or Loss (△)	△220,249	△668	△220,917	—	△220,917

Previous Consolidated Fiscal Half Year (from April 1, 2001 to September 30, 2001)

Denomination: Thousand yen

	Japan	Korea	Total	Elimination or all companies	Consolidated
I. Sales and Operation profit					
Sales					
(1) Sales to Customers	8,602,633	1,512,023	10,114,656	—	10,114,656
(2) Internal Sales or Transfers between Segments	—	—	—	—	—
Total	8,602,633	1,512,023	10,114,656	—	10,114,656
Operating Expense	8,593,196	1,494,093	10,087,290	—	10,087,290
Operating Profit or Loss (△)	9,436	17,929	27,366	—	27,366

Previous Consolidated Fiscal Year (from April 1, 2001 to March 31, 2002)

Denomination: Thousand yen

	Japan	Korea	Total	Elimination or all companies	Consolidated
I. Sales and Operation profit					
Sales					
(1) Sales to Customers	18,296,049	3,521,632	21,817,682	—	21,817,682
(2) Internal Sales or Transfers between Segments	19,232	373	19,605	△19,605	—
Total	18,315,282	3,522,006	21,837,288	△19,605	21,817,682
Operating Expense	17,700,249	3,395,938	21,096,187	△19,605	21,076,581
Operating Profit or Loss (△)	615,032	126,068	741,101	—	741,101
II. Assets	20,548,973	3,362,227	23,911,201	2,764,897	26,676,098

(Notes) 1. Countries or territories are classified according to geographical proximity.

2. As for assets, the assets of corporate included in the column of "Elimination or corporate" amounted Yen 2,941,373 thousands, which consists of mainly cash on hand and in banks of the parent company and assets pertaining to the administrative department.

3. Overseas Sales

Current Consolidated Fiscal Half Year (from April 1, 2002 to September 30, 2002) Thousands of Yen

	Asia	Others	Total
I. Overseas Sales	1,071,840	9,561	1,081,401
II. Consolidated Sales	—	—	5,818,286
III. Ratio of Overseas Sales to Consolidated Sales	18.4%	0.2%	18.6%

Previous Consolidated Fiscal Half Year (from April 1, 2001 to September 30, 2001) Thousands of Yen

	Korea	U.S.A.	Total
I. Overseas Sales	1,269,168	1,350,000	2,619,168
II. Consolidated Sales	—	—	10,114,656
III. Ratio of Overseas Sales to Consolidated Sales	12.6%	13.3%	25.9%

Previous Consolidated Fiscal Year (from April 1, 2001 to March 31, 2002) Thousands of Yen

	Korea	U.S.A.	Others	Total
I. Overseas Sales	3,363,385	3,181,115	1,283,232	7,827,732
II. Consolidated Sales	—	—	—	21,817,682
III. Ratio of Overseas Sales to Consolidated Sales	15.4%	14.6%	5.9%	35.9%

(Notes) 1. Countries or territories are classified according to geographical proximity.

2. Overseas Sales indicates the Sales of the Company and the subsidiaries to the countries and areas outside Japan.

6. Sales by Categories

Fiscal Year / Categories	Current Consolidated Fiscal Half Year from April 1, 2002 to September 30, 2002		Previous Consolidated Fiscal Half Year from April 1, 2001 to September 30, 2001		Previous Consolidated Fiscal Year from April 1, 2001 to September 30, 2002	
	Sales	Composition ratio	Sales	Composition ratio	Sales	Composition ratio
Electronic Business	Thous. yen 272,228	% 4.7	Thous. yen 86,165	% 0.9	Thous. yen 182,571	% 0.8
Entertainment and Contents Business	2,317,676	39.8	4,522,556	44.7	10,658,105	48.8
Mobile Phones and Internet Business	2,406,438	41.4	3,720,218	36.8	6,982,183	32.0
Game Attraction Business	288,585	5.0	1,712,224	16.9	3,439,575	15.8
Real Estate Business	78,378	1.3	61,010	0.6	191,495	0.9
Others	454,981	7.8	12,480	0.1	363,751	1.7
Total	5,818,286	100.0	10,114,656	100.0	21,817,682	100.0

7. Market Price for Securities, Etc.

Current Consolidated Fiscal Half Year (As of September 30, 2002)

Securities

1. Securities accounted by the market price (Thousand Yen)

	Other securities	Book Value	Market Price	Unrealized Profit or Loss
Securities the book value of which exceeds the acquisition cost	Stock	19,765	20,440	674
	Sub Total	19,765	20,440	674
Securities the book value of which does not exceed the acquisition cost	Stock	1,011,716	415,518	△ 596,198
	Sub Total	1,011,716	415,518	△ 596,198
Total		1,031,481	435,958	△ 595,523

2. Securities not accounted by the market price (Thousand Yen)

	Book value at the end of September 2001	Note
Other securities		
1) Non listed securities excluding OTC trading stocks	53,200	
(2) Others	19,192	

Previous Consolidated Fiscal Half Year (As of September 30, 2001)

Securities

1. Securities accounted by the market price (Thousand Yen)

	Other securities	Book Value	Market Price	Unrealized Profit or Loss
Securities the book value of which exceeds the acquisition cost	Stock	113,410	114,380	970
	Sub Total	113,410	114,380	970
Securities the book value of which does not exceed the acquisition cost	Stock	1,065,081	560,074	△ 505,007
	Sub Total	1,065,081	560,074	△ 505,007
Total		1,178,491	674,454	△ 504,037

2. Securities not accounted by the market price (Thousand Yen)

	Book value at the end of September 2001	Note
Other securities		
(1) Non listed securities excluding OTC trading stocks	183,857	
(2) Others	34,664	

Previous Consolidated Fiscal Half Year (As of March 31, 2001)

Securities

1. Securities accounted by the market price (Thousand Yen)

	Other securities	Book Value	Market Price	Unrealized Profit or Loss
Securities the book value of which exceeds the acquisition cost	Stock	19,765	20,620	854
	Sub Total	19,765	20,620	854
Securities the book value of which does not exceed the acquisition cost	Stock	1,011,716	541,980	△ 469,736
	Sub Total	1,011,716	541,980	△ 469,736
Total		1,031,481	562,600	△ 468,881

2. Other securities sold in this fiscal year (Thousand Yen)

Sold amount	Total gain on selling	Total loss on selling
566,970	17,231	18,860

3. Securities not accounted by the market price (Thousand Yen)

	Book value at the end of March 2001	Note
Other securities excluding OTC trading stocks	325,407	

8. Contracts for Derivative Transaction, Market Price and Deemed Profit or Loss

Previous Consolidated Fiscal Half Year (As of September 30, 2001)

There are no matters to report as the Group Companies have no derivative transaction contracts.

Current Consolidated Fiscal Half Year (As of September 30, 2002)

Contracts for Derivative Transactions, Market Price and Apraisal Profit or Loss (Thousands yen)

Type of Object	Type of Transaction	Contract Amount, etc.	Market Price	Deemed Profit or Loss
Interest rate agreement	Swap Transaction	470,000	△ 7,137	△ 7,137
	Capped Interest Transactions	900,000	4,453	△ 23,921
Total		1,370,000	△ 2,684	△ 31,058

(Note) Method for calculation of market price is in accordance with theoretical price calculated by financial institutions for transactions.

Previous Consolidated Fiscal Year (As of March 31, 2002) (Thousands yen)

Type of Object	Type of Transaction	Contract Amount, etc.	Market Price	Deemed Profit or Loss
Interest	Capped Interest Transactions	550,000	4,671	△ 13,588

9. Transactions with Business Partners related on share holding

Trading conditions with the leading shareholder of N.D.F. Holdings Inc.

Name of the company	Address	Capital	Business category	Ratio of holding shares	Relationship		Business operation	Trading Amounts	Accounting Category	Amounts at Fiscal half year end
					Concurrent Board Directors	Business relation				
Good Machine Investments	Singapore	S$ 1,000	Film rights trading	Indirect 1.3%	None	Business counterpart	Sales of plural filmrights	1,070 million yen	Accounts Receivable, trade	1,070 million yen

JASDAQ

Fiscal Half Year ended September 30th, 2002
Brief Report Concerning Account Closing (Non-Consolidated)

Company Name Omega Project Co., Ltd. Registered Issue
Code No.6819 Residential Prefecture of Headquarters: Tokyo
(URL http://www.omega.co.jp)
Address of Headquarters 31-10, Sakuragaoka-Chou, Shibuya-ku, Tokyo
Contact Person Name: Masanori Shimada (Chief Manager) TEL +81-3-6415-6070
Date of the Meeting of Board of Directors concerning Interim Account Settlement: December 24, 2002.
Interim Dividend System: In use Date of Interim Dividend: None Share trading unit: 1 unit is 1,000 shares

1. Non-Consolidated Results of the Half Fiscal Year ended September 30, 2001 (from April 1, 2002 to September 30, 2002)

(1) Non-Consolidated Results of Business (Figures less than one million yen are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million yen	%	million yen	%	million yen	%
September 2002	4,168	(△33.9)	△285	(−)	△413	(−)
September 2001	6,310	(32.8)	191	(△63.1)	137	(△68.0)
March 2002	13,578	(24.7)	730	(△36.7)	586	(△28.2)

	Net Income		Net Income Per Share	
	million yen	%	Yen	Sen
September 2002	△554	(−)	△ 7	47
September 2001	40	(△85.0)	0	64
March 2002	280	(△68.4)	4	11

(Note) 1. Average of outstanding shares September 2002 74,208,168shares September 2001 63,959,302shares March 2002 68,198,993shares
2. Change of Accounting Method: none

(2) Dividend

	Dividend per Share Interim		Dividend per Share Year End	
	Yen	Sen	Yen	Sen
September 2002	0	00	————	
September 2001	0	00	————	
March 2002	————		0	00

(3) Status of Finances

	Total Assets	Shareholders' Equity	Ratio of Shareholders'	Shareholders' Equity	
	million yen	million yen	%	Yen	Sen
September 2002	20,564	10,399	50.6	136	45
September 2001	21,558	11,613	53.9	179	48
March 2002	20,911	10,236	49.0	139	23

(Note) 1. No. of outstanding shares: Sep. End 2002 76,241,530shares Sep. End 2001 64,707,542shares Mar. End 2002 73,524,677shares
2. No. of Treasury stocks: Sep. End 2002 25,534 shares Sep. End 2001 15,348 shares Mar. End 2002 25,191 shares

2. Forecast of Non-Consolidated Results for Fiscal Year ending in March, 2003 (from April 1, 2002 to March 31, 2003)

	Sales	Ordinary Profit	Net Income	Dividend per Share per Year			
				Year End			
	million yen	million yen	million yen	Yen	Sen	Yen	Sen
Per Year	7,000	△500	△650	————		————	

(Note) Projected net income per share (per year) Yen △8.53

1. Interim Financial Statement

(1) Interim Balance Sheet

Account title \ Fiscal Year	Current Fiscal Half Year As of September 30, 2002		Previous Fiscal Half Year As of September 30, 2001		Previous Fiscal Year As of March 31, 2002	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
(Assets)	Thousands of Yen	%	Thousands of Yen	%	Thousands of Yen	%
I Current assets						
Cash on hand and in banks	2,161,222		1,665,686		2,520,074	
Notes receivable	2,078		8,852		2,811	
Accounts receivable, trade	6,214,842		4,410,773		5,921,498	
Inventories	1,605,480		499,438		1,679,737	
Advance payment	5,099,409		4,538,578		3,526,791	
Deferred tax assets	188,804		444,355		479,429	
Others	320,012		1,123,953		836,953	
Allowance for doubtful accounts	△248,674		△85,463		△184,960	
Total current assets	15,343,175	74.6	12,606,174	58.5	14,782,336	70.7
II Fixed Assets						
Property and equipment						
Buildings	1,229,765		1,020,564		1,224,828	
Machinery and equipment	18,227		21,244		19,620	
Tools, furniture and fixtures	13,596		16,872		38,304	
Land	2,351,000		4,925,187		2,351,000	
Construction in progress	—		96,485		—	
Total property and equipment	3,612,590	17.6	6,080,353	28.2	3,633,753	17.4
Intangible fixed assets	7,767	0.0	9,151	0.0	8,672	0.0
Investments and other assets						
Investment securities	508,351		839,302		719,717	
Shares of affiliates	278,678		750,657		718,657	
Long-term loans receivable	234,159		234,559		234,159	
Deferred tax assets	610,559		951,722		771,077	
Others	331,141		327,227		346,094	
Allowance for doubtful accounts	△476,827		△477,917		△477,917	
Total investment and other assets	1,486,059	7.2	2,625,552	12.2	2,311,790	11.1
Total fixed assets	5,106,416	24.8	8,715,056	40.4	5,954,216	28.5
Deferred charges						
Convertible bond issued cost	114,533		213,258		163,895	
Discount on bond premium	375		24,375		11,500	
Total deferred charges	114,908	0.6	237,633	1.1	175,395	0.8
Total assets	20,564,500	100.0	21,558,865	100.0	20,911,949	100.0

(Thousands of Yen)

Account title \ Fiscal Year	Current Fiscal Half Year As of September 30, 2002 Amount	%	Previous Fiscal Half Year As of September 30, 2001 Amount	%	Previous Fiscal Year As of March 31, 2002 Amount	%
(Liabilities)						
I Current liabilities						
Notes payable, trade	250,000		—		—	
Accounts payable, trade	688,347		581,915		443,987	
Short-term borrowings	4,062,700		2,687,346		4,341,719	
Current portion of long-term borrowings	404,850		390,500		450,500	
Other accounts payable	708,405		1,094,905		585,339	
Accrued taxes on income	4,511		4,511		5,321	
Others	265,420		200,497		510,548	
Total current liabilities	6,384,234	31.0	4,959,675	23.0	6,337,416	30.3
II Long-term liabilities						
Convertible bonds	1,730,000		2,940,000		2,000,000	
Long-term borrowings	1,731,000		1,665,850		1,917,750	
Vested benefit obligation	3,406		1,720		2,974	
Director's retirement allowance	11,668		12,862		11,543	
Others	304,497		365,030		405,496	
Total long-term liabilities	3,780,572	18.4	4,985,462	23.1	4,337,763	20.7
Total liabilities	10,164,807	49.4	9,945,138	46.1	10,675,180	51.0
(Shareholders' equity)						
I Common stock	—	—	9,573,609	44.4	10,102,608	48.3
II Additional paid in capital	—	—	1,811,166	8.4	2,206,166	10.5
III Legal reserve	—	—	19,000	0.1	19,000	0.1
IV Re-evaluation Loss	—	—	—	—	△2,574,187	△12.3
IV Retained earnings						
Undisposed accumulated deficit at end of half year (△)	—	—	719,564	3.3	958,751	4.6
Total retained earnings	—	—	719,564	3.3	958,751	4.6
V Unrealized exchange profit on securities of others	—	—	△504,037	△2.3	△468,881	△2.2
VI Treasury stock	—	—	△5,575	△0.0	△6,689	△0.0
Total shareholders' equity	—	—	11,613,727	53.9	10,236,769	49.0
I Common stock	10,226,608	49.7	—	—	—	—
II Additional paid in capital						
Capital Reserve	2,330,166	11.3	—	—	—	—
Total of Additional paid in capital	2,330,166		—		—	
III Accumulated profit						
Income Reserve	19,000		—		—	
Half year end undisposed profit	404,351		—		—	
Total of Accumulated profit	423,351	2.1	—	—	—	—
IV Re-evaluation of land	△2,574,187	△12.5	—	—	—	—
V Unrealized exchange profit on securities of others	477	0.0	—	—	—	—
VI Treasury stock	△6,724	△0.0	—	—	—	—
Total shareholders' equity	10,399,693	50.6	—	—	—	—
Total Liabilities and Shareholders' equity	20,564,500	100.0	21,558,865	100.0	20,911,949	100.0

(2) Parent Based Statement of Income

Account title \ Fiscal Year	Current Fiscal Half Year (from April 1, 2002 to September 30, 2002) Amount	%	Previous Fiscal Half Year (from April 1, 2001 to September 30, 2001) Amount	%	Previous Fiscal Year (from April 1, 2001 to March 31, 2002) Amount	%
	Thousands yen	%	Thousands yen	%	Thousands yen	%
I Net sales	4,168,726	100.0	6,310,351	100.0	13,578,509	100.0
II Cost of sales	2,856,595	68.5	4,173,588	66.1	9,006,897	66.3
Gross profit	1,312,130	31.5	2,136,763	33.9	4,571,611	33.7
III Selling, general and administrative expenses	1,597,345	38.3	1,944,907	30.8	3,840,835	28.3
Operating profit	△285,214	△6.8	191,855	3.1	730,776	5.4
IV Non-operating income	29,025	0.7	102,596	1.6	135,104	1.0
Interest income	3,082		3,170		14,471	
Unamortized premium on bond	22,000		37,000		53,000	
Refunded sales tax	—		43,306		41,893	
Others	3,942		19,119		25,739	
V Non-operating expense	157,790	3.8	156,986	2.5	279,029	2.1
Interest expense	47,642		33,424		72,949	
Amotization of bond issue cost	49,362		49,362		98,725	
Amotization of bond premium	11,125		73,875		86,750	
Others	49,660		324		20,604	
Ordinary profit or loss	△413,979	△9.9	137,464	2.2	586,851	4.3
VI Special gains	1,029,016	24.7	—	—	17,231	0.2
Sales profit of investment shares	1,024,518		—		17,231	
Others	4,498		—		—	
VII Special losses	717,476	17.2	64,525	1.0	145,575	1.1
Loss from devaluation of investment securities	693,115		10,323		10,323	
Loss from sales of investment securities of subsidiaries	—		9,500		9,500	
Loss from devaluation of Inventories	—		7,031		8,790	
Loss from devaluation of Golf Club membership	45		5,800		5,800	
Provision for doubtful Accounts	—		31,870		92,794	
Sales loss of investment shares	6,600		—		18,366	
Adjustment loss from previous fiscal year	17,715		—		—	
Half Year Income before income taxes	△102,439	△2.4	72,939	1.2	458,506	3.4
Provision for income taxes	818	0.0	810	0.0	1,620	0.0
Provision for income taxes deferred	451,143	10.9	31,189	0.5	176,760	1.3
Net income	△554,400	△13.3	40,939	0.7	280,126	2.1
Accumulated profit brought forward	958,751		678,625		678,625	
Undisposed accumulated profit at end of half year	404,351		719,564		958,751	

Basis for Concerning Preparation of the Interim Financial Statements

1. Standards and Methods for Valuation of Assets

(1) Securities

①Affiliates Securities

Stated at cost determined using the moving average method.

②Other Securities

Securities available-for-sale with fair value: Fair value based on market prices, etc. at end of the closing date of the fiscal half year. (Both unrealized gains or losses are included as a component of shareholders' equity; cost is mainly determined using the moving average methods.)

Securities with no market prices: Stated at cost determined using the moving average method

(2) Inventories

Goods, products and raw materials

The moving average cost method

Work in process, land for sale, film distribution rights

Identified cost method

However, film distribution rights are amortized over a twelve-month period starting from the time

They are released using the sum-of-the-years'-digits method

2. Methods for Depreciation of Depreciable Assets

(1) Property and equipment

The declining balance method is adopted as prescribed by the Corporate Taxation Law.
Regarding the building acquired after April 1st. 1998 excluding equipments, the Straight-line method is adopted.

(2) Intangible Fixed Assets

The Straight-line method is adopted as prescribed by the Corporate Taxation Law.
Software used by the Company is amortized by the straight-line method based on the estimated period (3~5years) of use within the Company.

3. Accounting Standards for Reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss, allowance for doubtful accounts is provided at the estimated amount calculated based on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

(2) Accrued pension cost

For payment of retirement and severance benefits to employees, accrued pension cost is reserved at the amount incurred in current period based on the projected benefit obligation and fair value of plan assets as of current period end.

(3) Reserve for director's retirement allowance

Accrued severance indemnities are reserved for payment of retirement and severance benefits to directors.
The reserve for future payment is fully provided based on the internal rule for directors' severance indemnities.

4. Accounting Method for Lease Transactions

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee are accounted for by use of the accounting method applicable to ordinary lease transactions.

5. Other significant items in preparation of Interim Financial Statement Treatment

Treatment of consumption tax etc. Consumption tax is excluded from the figures.

(Notes)

(Concerning Parent Basis Balance Sheet) (Thousands Yen)

Current Half Year End As of September 30, 2002	Previous Half Year End As of September 30, 2001	Previous Year end As of March 31, 2002
1. Accumulated depreciation of tangible assets 1,044,402	1. Accumulated depreciation of tangible assets 920,511	1. Accumulated depreciation of tangible assets 982,562
2. Asset applied to collateral Building 911,581 Land 2,351,000 Total 3,262,581 Liabilities of applied above assets Short term Borrowing 1,410,000 Long term Borrowing 1,408,350 (Long term bollowings scheduled within one year) Total 2,818,350	2. Asset applied to collateral Building 869,259 Land 4,925,187 Construction in progress 96,485 Total 5,890,932 Liabilities of applied above assets Short term Borrowing 1,609,646 Long term Borrowing 1,638,950 (Long term bollowings scheduled within one year) Total 3,248,596 Other than the above, Yen 9,093 thousand is on deposit with the Tokyo Regional Legal Affairs Bureau as a surety bond for business transactions in land and buildings	2. Asset applied to collateral Building 933,772 Land 2,351,000 Total 3,284,772 Liabilities of applied above assets Short term Borrowing 1,414,000 Long term Borrowing 1,524,650 (Long term bollowings scheduled within one year) Total 2,938,650 Other than the above, Yen 9,093 thousand is on deposit with the Tokyo Regional Legal Affairs Bureau as a surety bond for business transactions in land and buildings
3. Contingent liability Borrowings from the financial institutions by the following affiliates are guaranteed by the Company ｽｲｰﾄ･ﾍﾞｲｼﾞﾙ株式会社 214,862 ｴｽ･ｼﾞｪｲ･ｵﾒｶﾞ株式会社 300,000 Total 514,862 Installment of the following affiliates are guaranteed by the Company. Better Wave Inc 7,669 Nekettsuoh Inc 18,142 Total 25,811 Lease payment of the following affiliate is Guaranteed by the Company. Nekettsuoh Inc 5,269	3. Contingent liability Borrowings from the financial institutions by the following affiliates are guaranteed by the Company Omega Pictures Co., Ltd 100,000 Omega Micott Inc. 169,000 Better Wave Inc 45,000 Nekettsuoh Inc 40,000 Total 354,000 Installment of the following affiliates are guaranteed by the Company. Better Wave Inc 43,888 Nekettsuoh Inc 23,912 Total 67,801 Lease payment of the following affiliate is Guaranteed by the Company. Nekettsuoh Inc 7,485	3. Contingent liability Borrowings from the financial institutions by the following affiliates are guaranteed by the Company Omega Micott Inc. 235,000 Better Wave Inc 3,000 ｽｲｰﾄ･ﾍﾞｲｼﾞﾙ株式会社 147,262 Total 385,262 Installment of the following affiliates are guaranteed by the Company. Better Wave Inc 39,897 Nekettsuoh Inc 21,480 Total 61,378 Lease payment of the following affiliate is Guaranteed by the Company. Nekettsuoh Inc 6,508
4 .In order to raise the money of the running costs efficiently, the Company has the contract of overdraft transaction between the bank. The net allowable balance of overdraft as of fiscal half year end based on this contract. Total of limit amount of overdraft 2,500,000 Current amount of overdraft 2,500,000 Net allowable balance of overdraft —	4 .In order to raise the money of the running costs efficiently, the Company has the contract of overdraft transaction between the bank. The net allowable balance of overdraft as of fiscal half year end based on this contract. Total of limit amount of overdraft 300,000 Current amount of overdraft 210,000 Net allowable balance of overdraft 90,000	4 .In order to raise the money of the running costs efficiently, the Company has the contract of overdraft transaction between the bank. The net allowable balance of overdraft as of fiscal half year end based on this contract. Total of limit amount of overdraft 2,500,000 Current amount of overdraft 2,495,500 Net allowable balance of overdraft 4,500

Current Half Year End As of September 30, 2002	Previous Half Year End As of September 30, 2001	Previous Year end As of March 31, 2002
5. Disposition of Consumption Tax, etc. After off-setting provisional consumption tax payment with provisional consumption tax receipt, the balance is included in "others" of Current Assets as the amount is not significant.	5. Disposition of Consumption Tax, etc. After off-setting provisional consumption tax payment with provisional consumption tax receipt, the balance is included in "others" of Current Assets as the amount is not significant.	5. Disposition of Consumption Tax, etc. After off-setting provisional consumption tax payment with provisional consumption tax receipt, the balance is included in "others" of Current Assets as the amount is not significant.

(Concerning Parent Basis Half Year Profit Loss Statement)

(Thousands Yen)

Current Fiscal Half Year (from April 1, 2002 to September 30, 2002)	Previous Fiscal Year (from April 1, 2001 to March 31, 2001)	Previous Fiscal Year As of March 31, 2001 (from April 1, 2001 to March 31, 2002)
1. Depreciation cost Tangible assets 63,293 Intangible assets 740	1. Depreciation cost Tangible assets 39,927 Intangible assets 688	1. Depreciation cost Tangible assets 101,978 Intangible assets 1,428

Lease Transactions

(Thousands Yen)

Current Fiscal Half Year

(from April 1, 2002 to September 30, 2002)

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the depreciated value at the end of the fiscal half year.

	Acquisition cost	Accumulated Depreciation	Book Value
	Thoud Yen	Thous. Yen	Thous Yen
Building attachment	34,626	5,771	28,855
Tools, Furniture	45,638	19,811	25,826
Software	21,288	4,257	17,030
Total	101,551	29,839	71,712

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal half year

within one year	19,854
over one year	51,858
Total:	71,712

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

Previous Fiscal Year

(from April 1, 2001 to March 31, 2001)

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the depreciated value at the end of the fiscal half year.

	Acquisition Cost	Accumulated Depreciation	Book Value
	Thous Yen	Thous Yen	Thous Yen
Tools, Furniture	10,102	3,704	6,397
Total	10,102	3,704	6,397

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal half year

within one year	2,020
over one year	4,377
Total:	6,397

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

Previous Fiscal Year As of March 31, 2002

(from April 1, 2001 to March 31, 2002)

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the depreciated value at the end of the fiscal half year.

	Acquisition Cost	Accumulated Depreciation	Book Value
	Thous Yen	Thous Yen	Thous Yen
Building attachment	48,966	6,132	42,833
Tools, Furniture	45,598	15,250	30,347
Software	21,288	2,128	19,159
Total	115,852	23,512	92,340

(Note:) Value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payment at the end of the fiscal half year

within one year	22,989
over one year	69,350
Total:	92,340

(Note:) Value equivalent to the balance of unexpired lease payment is calculated including interest payable since the proportion of the balance of unexpired lease payment against the balance of property and equipment at the end of the fiscal half year is low.

(Thousands Yen)

Current Fiscal Half Year (from April 1. 2002 to September 30 .2002)	Previous Fiscal Year (from April 1. 2002 to March 31.2001)	Previous Fiscal Year As of March 31, 2001 (from April 1. 2001 yo March 31.2002)
(3) Lease payment and value equivalent to the depreciation cost Lease payment 10,151 Value equivalent to the depreciation cost 10,151	(3) Lease payment and value equivalent to the depreciation cost Lease payment 1,329 Value equivalent to the depreciation cost 1,329	(3) Lease payment and value equivalent to the depreciation cost Lease payment 8,388 Value equivalent to the depreciation cost 8,388
(4) Method for calculation of value equivalent to the depreciation cost Value equivalent to the depreciation .cost is calculated in accordance with the straight-line depreciation method based on lease period as useful years and zero residual value.	(4) Method for calculation of value equivalent to the depreciation cost Value equivalent to the depreciation cost is calculated in accordance with the straight-line depreciation method based on lease period as useful years and zero residual value.	(4) Method for calculation of value equivalent to the depreciation cost Value equivalent to the depreciation cost is calculated in accordance with the straight-line depreciation method based on lease period as useful years and zero residual value.